(reply to **original email**)

Email Body:

Hi [Name],

I wanted to share a few words about myself, since I haven't yet had the chance to personally meet many of you (that's the privilege of having a great team helping me out!):

We built Jupiter because frankly we were frustrated with how grocery shopping just seemed ANCIENT - nowadays everyone finds recipe inspiration online, so why do shoppers have to fill shopping carts manually? (Or worse, write down grocery lists and head to the store!).

The more we got to know you, the more we learned this is definitely broken for creators as well: creating your own recipe store, making your recipes shoppable, landing deals with brands, and getting a kick-back on the commerce you help generate for many was a massive hassle. With Jupiter, we built the solution to put these things on autopilot, so you can focus on what you do best - creating recipes that make people drool!

As CEO of Jupiter, building relationships with our creators is imperative and I'd love to hear about your experiences with Jupiter and chat about how we might expand our partnership.

Do you have time for a brief chat on Friday or sometime next week?

My calendar is linked here.

All the best,
Chad Munroe
CEO, Jupiter